January 12, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	AquaBounty Technologies, Inc.
Registration Statement on Form S-1 (Registration No. 333-221435) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the referenced offering, hereby concurs in the request by AquaBounty Technologies, Inc. that the effective date of the above-referenced registration statement be accelerated to 9:00 A.M. Eastern Time on Friday, January 12, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus. Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that approximately 450 copies of the preliminary prospectuses, dated January 9, 2018 and January 11, 2018, were distributed by us through the date hereof to underwriters, institutions, dealers and others.

The undersigned, as managing underwriter for the referenced offering, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund Title: Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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